Ellington Credit Company N-2/A

Exhibit 107

Calculation of Filing Fee Tables
Form N-2
(Form Type)

Ellington Credit Company
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount Registered	Proposed Maximum Offering Price Per Security (1)	Maximum Aggregate Offering Price (1)(2)	Fee Rate	Amount of Registration Fee
Fees to be paid	Debt	% Notes due 20	457	(a)	2,260,000	$25.00	$56,500,000	0.00013810	$7,802.65
Fees previously paid	Debt	% Notes due 20	457	(a)	40,000	$25.00	$1,000,000	0.00013810	$138.10
					Total Offering Amounts		$57,500,000		$7,940.75
					Total Fees to Be Paid				$7,940.75
					Total Fees Previously Paid				$138.10
					Net Fees Due				$7,802.65

(1)	Estimated solely for the purposes of calculating the registration fee per Rule 457(a).
(2)	Includes Notes that may be issued pursuant to the underwriter’s over-allotment option.

N/A N/A —333-291525